UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 3

TO

ANNUAL REPORT

of

HYDRO-QUÉBEC

QUÉBEC, CANADA

(Name of Registrant)

Date of end of last fiscal year: December 31, 2018

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issue	Amounts as to Which Registration is Effective	Names of Exchanges on Which Registered
N/A	N/A	N/A

Name and address of persons authorized to receive notices

and communications from the Securities and Exchange Commission:

CATHERINE LOUBIER

Québec Government Office

One Rockefeller Plaza, Suite 2600

New York, NY 10020-2102

Copies to:

ROBERT E. BUCKHOLZ	JEAN-HUGUES LAFLEUR
Sullivan & Cromwell LLP	Executive Vice President and Chief Financial and Risk Officer
125 Broad Street	Hydro-Québec
New York, NY 10004-2498	75 René-Lévesque Boulevard West
5th Floor
Montréal, Québec, Canada H2Z 1A4

*The Registrant is filing this annual report on a voluntary basis

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2018 (“Annual Report”) as follows:

1.	The following additional exhibits are hereby added to the Annual Report:

Exhibit 99.4:        Quarterly Report for the third quarter ended September 30, 2019;

The Annual Report on Form 18-K and amendments on Form 18-K/A are filed on a voluntary basis.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment No. 3 to be signed on its behalf by its authorized officer.

HYDRO-QUÉBEC

By:	/s/ Jean-Hugues Lafleur
JEAN-HUGUES LAFLEUR
Authorized Officer
Name:	Jean-Hugues Lafleur
Title:	Executive Vice President and Chief Financial and Risk Officer

Date: November 15, 2019